FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For January 29, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
      1.   News Release dated January 29, 2007
      2.   Material Change Report dated January 29, 2007 (re: January 29/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___✓___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ___✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                    PETAQUILLA MINERALS LTD.
                                    (Registrant)

Date: January 29, 2007   By: ***"Michael Levy"***
                                    Name

                            Its: President and Director
                                      (Title)



Trading Symbols:
TSE: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

PETAQUILLA RESCINDS SAN JUAN OPTION AGREEMENT

Vancouver, BC - January 29, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") announced today that on Thursday, January 25, 2007, the Board of Directors of the Company resolved to rescind the agreement with Revelstoke Industries, Inc., with respect to the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to the Company's Molejon Gold Project and Petaquilla Copper Ltd.'s Petaquilla porphyry copper project in west central Panama.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**

Item 1.   Name and Address of Company

Petaquilla Minerals Ltd. (the "Company")
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   Date of Material Change

January 29, 2007

Item 3.   News Release

The Company's news release dated January 29, 2007 was disseminated by CCN Matthews on January 29, 2007.

Item 4.   Summary of Material Change

The Company announced that it has rescinded the agreement with Revelstoke Industries, Inc., with respect to the exploration and development of the San Juan Concessions in Panama.

Item 5.   Full Description of Material Change

For a full description of the material change, please see Schedule "A".

Item 6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.   Omitted Information

Not Applicable.

Item 8.   Executive Officer

Michael Levy, President of the Company, can be contacted at (604) 694-0021.

Item 9.   Date of Report

Dated January 29, 2007

PETAQUILLA MINERALS LTD.

Per: "Michael Levy"

Michael Levy
President

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Michael Levy
Contact telephone number:	604-694-0021



PETAQUILLA
MINERALS LTD.

Trading Symbols:
TSE: PTQ
OTC: PTQMF
FWB: P7Z

NEWS RELEASE

PETAQUILLA RESCINDS SAN JUAN OPTION AGREEMENT

Vancouver, BC - January 29, 2007: Petaquilla Minerals Ltd. ("Petaquilla" or the "Company") announced today that on Thursday, January 25, 2007, the Board of Directors of the Company resolved to rescind the agreement with Revelstoke Industries, Inc., with respect to the exploration and development of the San Juan Concessions in Panama. The San Juan Property is adjacent to the Company's Molejon Gold Project and Petaquilla Copper Ltd.'s Petaquilla porphyry copper project in west central Panama.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN